082-35716

[redacted]

08002621

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

May 15, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of an Immediate Report of a Change in the Securities of the Corporation, dated May 11-15, 2008, and an Immediate Report on a Transaction with the Controlling Shareholder or with a Director which does not require approval of the General Meeting, dated May 15, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

5/19

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

11-15 May 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that from 11 to 15 May 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Changes:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
11 May 2008	Exercise of Options	Leumi Options 01/06	6040125	423,301	No
15 May 2008	Exercise of Options	Leumi Options 01/06	6040125	311,827	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,465,709,921	1,466,445,049

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	31,973,437	31,238,309	No
6010133	Leumi A – Commercial Paper	401,950,000	401,950,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

15 May 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Transaction with Controlling Shareholder or with a Director which does not require Approval of General Meeting

Pursuant to Regulation 37A(5) of the Securities (Periodic and Immediate Reports) Regulations, 1970

A report is hereby made regarding the approval of a transaction pursuant to Regulation 1A of the Companies (Exemptions relating to Transactions with Interested Persons) Regulations, 2000.

Date of approval of the transaction by the Board of Directors: 15 May 2008

Main points of the transaction and principal rationale of the Board of Directors and the Audit Committee for approval of the transaction:

Bank Leumi le-Israel B.M. (the "Bank") hereby announces that the Board of Directors of the Bank has approved, after the approval of the Audit Committee of the Board of Directors, the payment of an annual fee and attendance fees to the External Directors and the other Directors serving at present or in the future at the Bank (except the Chairman of the Board of Directors), at the rate of the "maximum sum" determined in the Companies (Rules regarding Fees and Expenses of External Directors) Regulations, 2000, as amended by the Companies (Rules regarding Fees and Expenses of External Directors) (Amendment) Regulations, 2008 (the "Fee Regulations"), based on the category of the Bank.

The Audit Committee and Board of Directors also resolved that where a Director (External and non-External) who has been approved by a committee of the Board of Directors as an Expert Director, the annual fee and attendance fees will be paid at the "maximum level" for experts as provided in the Fee Regulations.

The Audit Committee and Board of Directors also determined that the fees so approved for the Directors as mentioned above do not exceed the maximum sum, in accordance with the provisions of the Fee Regulations.

The fees will be paid to the Directors retroactively as from the later of 6 March 2008, or the date of commencement of the term of service of the Director.

It should be noted that according to the Annual Reports of the Bank for the past few years, all the Bank's Directors possess accounting and financial expertise. In addition, the committee of the Board of Directors authorized for this purpose has discussed and approved, based on the Directors' declarations and the documents presented by them, that all the Directors comply with the definition of an expert Director in the Fee Regulations.

The fees to Directors who are not External Directors were approved in accordance with Regulation 1A of the Companies (Exemptions relating to Transactions with Interested Persons) Regulations, 2000. According to this Regulation, a contract between a public company and a Director regarding his terms of office and employment as defined in Section 270(3) of the Companies Law, 1999, shall not require the approval of a General Meeting if the Audit Committee and the Board of Directors have confirmed that the condition that the fees paid to a Director do not exceed the maximum sum under the Fee Regulations has been complied with.

Rationale for the Approval of the Fees by the Audit Committee and the Board of Directors

1. The approval of the Directors' fees by the Audit Committee and the Board and their amount was effected in accordance with the recent amendment of the Fee Regulations, and this indicates, *inter alia*, that the fees are appropriate and reasonable, and comply with the view of the legislator.

2. The Bank is the largest bank in the Israeli banking system with a very broad spectrum of activities. Therefore, serving as a Director of the Bank demands exacting work and considerable effort, along with a high level of responsibility. The Bank is categorized according to the Fee Regulations in the highest category – "E" – a company whose shareholders' equity exceeds NIS 1 billion – while the Bank's shareholders' equity (as at 31 December 2007) was some NIS 19.5 billion.

3. Each of the Directors serving in the Bank has given a declaration with regard to his accounting and financial expertise and with regard to his education, experience, qualifications and understanding in the fields of activity of the Bank, and the committee of the Board of Directors has evaluated the expertise, ability and understanding of each of the Directors of the Bank. On the basis of this evaluation, the committee has determined that, with respect to each of the Directors, each complies with the definition of "Expert Director". As previously mentioned, in accordance with the Annual Reports of the Bank for the last few years, all the Directors of the Bank possess accounting and financial expertise.

4. In accordance with the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993, all the Directors of the Bank have the qualifications of an External Director (such a director possessing, according to the provisions of the Companies Law, 1999 and Proper Banking Management

Directives of the Bank of Israel, accounting and financial expertise or professional qualifications in the area of activities of the company). Therefore, for many years the Bank has maintained a policy of paying uniform fees to all its Directors in accordance with the fees paid to External Directors (except with regard to the Chairman of the Board of Directors).

5. Amongst all their considerations, the Audit Committee and the Board are of the view that the increase in fees to the said Directors, as detailed above, is justified, and at a level which is reasonable and appropriate in the circumstances.

Opposition to Exemption

In accordance with Regulation 1C of the Companies (Exemptions relating to Transactions with Interested Persons) Regulations, 2000:

(a) The exemption under Regulation 1A will not apply to a public company if one or more shareholders holding at least 1% of the issued share capital or of the voting rights in the company, give notice of their opposition to the granting of the said exemption, provided that the opposition is served on the company in writing not later than fourteen days from the day on which the public company filed a report in accordance with the Securities Law regarding the passing of the resolution or from the day on which an amendment to such report was filed;

(b) where opposition has been served as referred to in sub-Regulation (a), the transaction requires approval in accordance with Section 273 or 275, as appropriate, of the Companies Law (i.e. approval of the General Meeting)

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END